UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to
Commission file number 1-6948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPX Corporation
Retirement Savings and Stock Ownership Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation
13320-A Ballantyne Corporate Place
Charlotte, North Carolina 28277

Contents
Report Letter	1-2
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-10
Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
SPX Corporation Retirement Savings
and Stock Ownership Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017 and 2016, and the changes in its net assets for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in

1

the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
We have served as the Plan’s auditor since 2002.
Southfield, Michigan
June 6, 2018

2

SPX Corporation Retirement Savings and
Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Participant-directed investments, at fair value:
Money market and cash investments	$3,083,461	$2,720,522
Mutual funds	492,342,663	422,913,146
Common stock	104,105,293	80,254,252
Common collective trust fund	84,740,591	90,599,242
Total participant-directed investments	684,272,008	596,487,162
Participant notes receivable	9,228,386	9,452,803
Contributions receivable	803,358	687,213
Net assets available for benefits	$694,303,752	$606,627,178

The accompanying notes are an integral part of these statements.

3

SPX Corporation Retirement Savings and
Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions
Net realized and unrealized gains on investments	$90,236,861
Interest and dividends	29,909,363
Participant notes receivable interest	469,256
Contributions:
Employer	8,906,895
Participants	15,674,785
Rollovers	2,657,101
Total contributions	27,238,781
Total additions	147,854,261
Deductions
Distributions to participants or beneficiaries	(60,092,133)
Administrative expenses	(85,554)
Total deductions	(60,177,687)
Total net increase	87,676,574
Net assets available for benefits
Beginning of year	606,627,178

End of year	$694,303,752

The accompanying notes are an integral part of this statement.

4

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 1 - Description of the Plan
The following description of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”), as amended and restated effective October 1, 2010, provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan operates as a leveraged employee stock ownership plan with a cash or deferred arrangement as described in Internal Revenue Code Section 401(k), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”).
General - The Plan is a defined contribution plan that benefits employees of SPX Corporation (“SPX”, the “Employer” or the “Company”) who have met eligibility requirements.
Contributions - Participants can elect to defer a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.
As outlined in the Plan document, employer contributions are dependent upon the business unit or division of the Company where the participant is employed. In general, for participants other than those related to certain plans that have been previously merged into the Plan, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first 4 percent of compensation deferred and 50 percent of the participant’s pretax contributions in excess of 4 percent of compensation deferred up to a maximum of 6 percent of compensation deferred. These employer contributions are invested in SPX Corporation common stock, are immediately vested and can be transferred at any time, subject to certain trading restrictions.
Employer contributions for participants related to certain plans that have been previously merged into the Plan are determined based on the respective collective bargaining agreements.
Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s contributions, if any, and an allocation of Plan earnings.
Allocation of Plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participants elect to invest their account balances and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Corporation common stock.

5

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 1 - Description of the Plan (Continued)
Vesting - Participants in the Plan are at all times 100 percent vested in their contributions and earnings thereon. Vesting in employer contributions is dependent upon the business unit or division of the Company where the participant is employed. In general, participants are 100 percent vested in employer contributions; however, there are certain employer contributions that vest over a five to six-year period. Any forfeitures may be used to pay expenses of the Plan or reduce the employer contributions in the year the forfeitures occur or in future years. Total forfeitures outstanding at December 31, 2017 and 2016 were $590,338 and $518,878, respectively.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or yearly payments equal to the value of his or her account. Terminated participants with account balances in excess of $1,000 can also elect to wait until retirement age to receive benefits. A participant who experiences a financial hardship is eligible to receive a distribution from his or her plan account. The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan. All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee” or “Fidelity”).
Employer Securities - Investment in SPX Corporation stock transferred to participants’ accounts by reason of the merger of the SPX Corporation Stock Ownership Plan on January 1, 1994 and stock allocated to participants’ accounts by reason of matching contributions as discussed above can be redirected to other investment options, subject to certain trading restrictions.
Participant Notes Receivable - A participant can borrow from the Plan an amount not to exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. The term of the participant note receivable may not exceed five years unless the participant note receivable is used in the purchase of a primary residence, in which case the term may be up to 15 years.
Participant notes receivable are collateralized by the balance in the participant’s account and bear interest at market rates as outlined in the Plan document. Principal and interest are paid ratably through payroll deductions. Other participant note receivable provisions are outlined in the Plan document.
Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.

6

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 1 - Description of the Plan (Continued)
Administration - The Company is the sponsor of the Plan. The Committee, as provided in the Plan document, is the plan administrator. The Trustee also functions as the investment manager.
Investment management fees and trustee fees are paid by the Plan in accordance with the Plan document.
Party-in-interest Transactions - Certain plan assets are in investment funds managed by Fidelity or its affiliates. Fidelity is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.
Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.

Note 2 - Summary of Significant Accounting Policies
Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Investments - The Plan's investments are stated at fair value. Common collective trust fund investments are valued at net asset value per share ("NAV"), which is based on the fair value of the underlying assets. All other investments are valued based on quoted market prices. See Note 4 for additional information. Dividend income is accrued on the ex-dividend date.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Common Collective Trust Fund - The Plan holds the Fidelity Managed Income Portfolio II which is a stable value fund. The fund has certain limitations on withdrawals and exchanges as follows:

•
Participant-directed - Withdrawals made in order to accommodate distributions to participants or transfers to non-competing investments may be made on any business day. Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

7

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 2 - Summary of Significant Accounting Policies (Continued)

•
Non-participant-directed - Withdrawals directed by a plan sponsor must be preceded by a twelve-month written notice to Fidelity. Fidelity, however, may, in its discretion, complete any such plan-level withdrawal before the expiration of such twelve-month period. No such notice has been given to Fidelity.

There are no unfunded commitments or other redemption notice requirements related to this investment.
Benefit Payments - Distributions to participants are recorded when paid.
Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its determination letter dated May 3, 2017, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2014.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 3 - Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)
The net assets on the financial statements differ from the net assets on Form 5500 due to common collective trust funds being recorded at NAV on the financial statements and at fair value on Form 5500. The net assets on the financial statements were higher than Form 5500 by $176,292 at December 31, 2017 and lower than Form 5500 by $313,773 at December 31, 2016. Accordingly, the net increase in the net assets available for benefits on the financial statements is $490,065 higher than as reported on Form 5500 for the year ended December 31, 2017.

8

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 4 - Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (“Level 1”), significant other observable inputs (“Level 2”) or significant unobservable inputs (“Level 3”). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. In instances where inputs used to measure fair value fall into different Levels in the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest input that is significant to the valuation.
Assets measured at fair value are as follows:

	Assets Measured at Fair Value at December 31, 2017
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds	$492,342,663	$492,342,663	-	-
Common stock	44,126,159	44,126,159	-	-
Common stock - SPX Corporation stock	59,979,134	59,979,134	-	-
Money market and cash investments	3,083,461	3,083,461	-	-

Investment measured at net asset value per share:
Common collective trust fund	84,740,591
Total investments at fair value	$684,272,008

9

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 4 - Fair Value Measurements (Continued)

	Assets Measured at Fair Value at December 31, 2016
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds	$422,913,146	$422,913,146	-	-
Common stock	34,885,884	34,885,884	-	-
Common stock - SPX Corporation stock	45,368,368	45,368,368	-	-
Money market and cash investments	2,720,522	2,720,522	-	-

Investment measured at net asset value per share:
Common collective trust funds	90,599,242
Total investments at fair value	$596,487,162
There were no changes during 2017 to the Plan’s valuation techniques used to measure investment fair values on a recurring basis. There were no transfers between the three Levels of the fair value hierarchy during 2017 and 2016. The Plan’s policy is to recognize transfers between Levels at the beginning of the fiscal year.

10

SPX Corporation Retirement Savings and
Stock Ownership Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-1016240, Plan 005
December 31, 2017

Identity of Issuer	Description	Cost	Current Value
	Mutual funds:
Fidelity	Fidelity Real Estate Investment	*	$6,651,885
Fidelity	Fidelity International Small Cap	*	9,438,611
Fidelity	Fidelity Low-Priced Stock Fund	*	30,037,843
Fidelity	Neuberger Berman Genesis Instl	*	11,332,211
Fidelity	Fidelity Freedom 2005 Fund	*	266,262
Fidelity	Fidelity Freedom 2010 Fund	*	1,956,930
Fidelity	Fidelity Freedom 2015 Fund	*	3,708,769
Fidelity	Fidelity Freedom 2020 Fund	*	20,223,271
Fidelity	Fidelity Freedom 2025 Fund	*	15,358,475
Fidelity	Fidelity Freedom 2030 Fund	*	23,054,517
Fidelity	Fidelity Freedom 2035 Fund	*	8,430,062
Fidelity	Fidelity Freedom 2040 Fund	*	10,003,858
Fidelity	Fidelity Freedom 2045 Fund	*	4,535,280
Fidelity	Fidelity Freedom 2050 Fund	*	3,867,078
Fidelity	Fidelity Freedom 2055 Fund	*	2,410,703
Fidelity	Fidelity Freedom 2060 Fund	*	308,270
Fidelity	Fidelity Capital & Income	*	12,779,114
Fidelity	Fidelity Freedom Income	*	1,734,320
Fidelity	Fidelity Capital Appreciation K	*	18,851,478
Fidelity	Fidelity Contrafund K	*	48,604,281
Fidelity	Fidelity Equity-Income K	*	22,522,680
Fidelity	Fidelity Growth Company K	*	52,164,757
Fidelity	Fidelity International Discovery K	*	17,865,762
Fidelity	Fidelity Puritan K	*	40,305,627
Fidelity	Fidelity US Bond Index Fund	*	8,378,742
Fidelity	Fidelity 500 Index Fund	*	53,782,098
Fidelity	T. Rowe Price Dividend Growth Fund	*	8,178,149
Fidelity	Virtus Ceredex Mid-Cap Value Equity Fund	*	10,938,223
Fidelity	William Blair Small Cap Value Fund	*	1,284,227
Fidelity	Goldman Sachs Growth Opportunities Fund	*	783,601

Schedule 1	Page 1

SPX Corporation Retirement Savings and
Stock Ownership Plan

Schedule of Assets Held at End of Year (Continued)
Form 5500, Schedule H, Item 4i
EIN 38-1016240, Plan 005
December 31, 2017

Identity of Issuer	Description	Cost	Current Value
	Mutual funds (Continued):
Fidelity	American Beacon Large Cap Value Fund	*	6,203,600
Fidelity	Invesco Capital Development Fund	*	1,860,608
Fidelity	Fidelity Extended Market Index Inv	*	4,284,450
Fidelity	Fidelity International Index Inv	*	2,657,326
Fidelity	Baron Growth Institution	*	9,668,972
Fidelity	PIMCO Total Return Instl	*	17,910,623

	Common stock
Fidelity	SPX Corporation stock	*	59,979,134
Fidelity	SPX Flow stock	*	44,126,159

	Common collective trust fund:
Fidelity	Fidelity Managed Income Portfolio II	*	84,740,591
Fidelity	Money market and cash investments	*	3,083,461
Participants	Participant notes receivable bearing interest at rates from 4.00 percent to 10.50 percent	-	9,228,386
	Total net investments		$693,500,394
________________________
* Cost information not required

Schedule 1	Page 2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

		By:	SPX Corporation,
Retirement and Welfare Plan Administrative Committee

Date:	June 7, 2018	By:	/s/ Scott W. Sproule
Scott W. Sproule
Vice President, Chief Financial Officer and Treasurer

Exhibit Index

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC